September 28, 2015

Mr. Larry Spirgel

Assistant Director, Telecommunications

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Lumos Networks Corp.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 6, 2015

File No. 001-35180

Dear Mr. Spirgel:

Please allow this letter to serve as Lumos Networks Corp.’s (the “Company”)1 response to the comments of the Staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated September 17, 2015. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Lumos Networks Corp.

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s assignation and followed by the Company’s response. Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	In future filings, please provide management’s assessment of the impact the FCC’s open Internet rules, effective June 12, 2015, could have on the company’s operations.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we reference the following excerpt (in bold text) from the Company’s regulatory discussion included in Item 1. Business on page 8 of its 2014 10-K filed on March 6, 2015, under the heading “Net Neutrality”.

On January 14, 2014, the Federal Court of Appeals for the District of Columbia struck down the FCC’s “net neutrality” rules, including the following portions of those rules:

•	No blocking. Fixed broadband providers may not block lawful content, applications, services or non-harmful devices; mobile broadband providers may not block lawful websites, or block applications that compete with their voice or video telephony services; and

•	No unreasonable discrimination. Fixed broadband providers may not unreasonably discriminate in transmitting lawful network traffic.

The FCC did not appeal the court order and initiated a new rulemaking on Net Neutrality. On February 26, 2015 the FCC adopted an order re-classifying Internet service providers as common carriers under Title II of the Federal Communications Act and stating its intention to forbear from much of Title II regulation at this time. The FCC had not yet released the full text of its order as of the date of this filing.

[1]	The Company is a Delaware corporation.

U.S. Securities & Exchange Commission

September 28, 2015

As of the date of this response letter, we expect to provide in our Form 10-K for our fiscal year ended December 31, 2015 the following update (in bold text) to the above disclosure to reflect the release date of the FCC’s Net Neutrality Order and the effective date of the associated rules as well as our current assessment of how the Company is expected to be impacted by the order.

On March 12, 2015, the FCC released an order re-classifying Internet service providers as common carriers under Title II of the Federal Communications Act and stating its intention to forbear from much of Title II regulation at this time. These new rules took effect on June 12, 2015. At this early stage, it is uncertain what portions of Title II the FCC might apply and the FCC has not yet adjudicated any complaints under the new rules. Rules that increase the regulation of Internet services could limit our ability to efficiently manage our network and to respond to competitive challenges and could cause us to incur additional administrative costs. While it is uncertain what impact the new rules will have on the Company, management does not currently expect that the new rules will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

We will continue to assess the actual or expected impact of the FCC’s open Internet rules on the Company’s operations and revise this proposed updated disclosure prior to filing if appropriate.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (540) 946-3515.

Very truly yours,

/s/ Johan G. Broekhuysen
Johan G. Broekhuysen
Executive Vice President and Chief Financial Officer

cc:	David Carter

Troutman Sanders LLP